13 August 2002

To:	Australian Stock Exchange	cc:	New York Stock Exchange
	Companies Announcements Office		Swiss Stock Exchange
New Zealand Stock Exchange
	London Stock Exchange		Johannesburg Stock Exchange
	Companies Announcements Office		Paris Bourse
Deutsche Bank

Notification of Change of Interests of Directors and Connected Persons

(Australian Stock Exchange Listing Rules Appendix 3Y)
Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196029

As part of a dual listed company structure, the BHP Billiton Group has agreed to adopt the better of the existing governance practices between BHP Billiton Plc and BHP Billiton Limited. As a result, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Plc or BHP Billiton Limited have primary or secondary listings, all those interest of directors of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Australian Stock Exchange (ASX) Listing Rules, the Listing Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Act and the Group's Securities Dealing Code.

We (the entities) advise the following information under ASX Listing Rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Australian Corporations Act and otherwise in accordance with the foregoing policy.

Name of director	Mr P M Anderson
Date of last notice	14 June 2002

Part 1 - Change of director's relevant interests in securities

Included in this Part are:

  in the case of a trust, interests in the trust made available by the responsible entity of the trust;
  details of the circumstance giving rise to the relevant interest;
  details and estimated valuation if the consideration is non-cash; and
  changes in the relevant interest of Connected Persons of the director.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder)	Registered holder is BHP Billiton Employee Share Plan Pty Ltd on trust for Mr Anderson
Date of change	9 August 2002
No. of securities held prior to change	Nil
Class	Ordinary fully paid shares in BHP Billiton Limited
Number acquired	114 765
Number disposed
Value/Consideration	$9.2787
No. of securities held after change	114 765 indirect 901 129 direct 1 015 894
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market purchase following the exercise by Mr Anderson of 50,000 Performance Rights
Any additional information	Mr Anderson holds 901 129 ordinary shares in BHP Billiton Limited in his own name. This holding remains unchanged.

Part 2 - Change of director's interests in contracts other than as described in Part 3

Included in this Part are:

  only details of a contract in relation to which the interest has changed; and
  details and estimated valuation if the consideration is non-cash.
Detail of contract	-
Nature of interest	-
Name of registered holder (if issued securities)	-
No. and class of securities to which interest related prior to change	-
Interest acquired	-
Interest disposed	-
Value/Consideration	-
Interest after change	-

Part 3 - Change of director's interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.

Date of grant	1 000 000 Performance Rights (PR's) on 26.2.99 (no change)
Period during which or date on which exercisable

The PR's became exercisable quarterly (25 000) upon completion of service conditions and annually (100 000) on fulfilment of performance conditions. On cessation of executive office on 1 July 2002 all of the remaining PR's (400 000) became exercisable. Mr Anderson has voluntarily requested that 100 000 of the PR's issued in relation to the year ended 30 June 2002 remain subject to performance conditions.

Total amount paid (if any) for the grant	Nil

Part 3 - Change of director's interests in options or other rights granted by the entities (cont'd)
Description of securities involved: Class; number

Each PR constitutes a right to acquire (after adjustment to take account of the spin off of OneSteel Limited in October 2000, the bonus issue on 5 July 2001 and the spin off of BHP Steel on 1 July 2002) 2.2953 ordinary shares in BHP Billiton Limited.

Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	Nil
Total number of securities over which options or other rights held at the date of this notice

The 400 000 remaining PR's are rights to
918 120 ordinary shares in BHP Billiton Limited.

In addition, Mr Anderson holds 1 000 000 (maximum) options over 2 065 100 ordinary shares in BHP Billiton Limited. There is no change to report in respect of these options.

Any additional information

Part 4 - Contact details
Name of authorised officers responsible for making this notification on behalf of the entities	Mr R V Taylor - BHP Billiton Limited Mrs I Watson - BHP Billiton Plc
Contact details	Mr R V Taylor Tel: +61 3 9609 3265 Fax: +61 3 9609 4372 Mrs I Watson Tel: +44 20 7747 3976 Fax: +44 20 7747 3852

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 600 Bourke Street Melbourne Victoria 3000 Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: 1-3 Strand London WC2N 5HA United Kingdom Telephone +44 20 7747 3800 Facsimile +44 20 7747 3900

The BHP Billiton Group is headquartered in Australia